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                                                               Exhibit (a)(5)(i)



                                                [Deutsche Asset Management logo]



                      [ Letterhead of The Korea Fund, Inc.]

                                                               February 10, 2004





Harvard Management Company, Inc.
600 Atlantic Avenue
Boston, MA 02210-2203


Attention:  Mr. Steven Alperin


Dear Mr. Alperin:

      The directors of The Korea Fund, Inc. have reviewed Harvard Management's January 27, 2004 Schedule 13D amendment and letter, in which Harvard questioned the adequacy of the tender offer and program for subsequent tender offers announced by the Fund on January 21, 2004.

      As you know, we have welcomed and considered carefully the views of Harvard. On December 16, our Board met with you and your colleagues and we took into account your views before authorizing the tender offer and the program. You told us that Harvard had never previously met with a full board of a closed-end fund in which Harvard has invested.

      At the December 16 meeting, when you addressed the discount issue, we noted the duties of our Board of Directors related to all of the Fund's shareholders. You acknowledged that, but also pointed out that Harvard's interests do differ in some respects from the interests of other shareholders. For example, you noted that Harvard would like the Fund's portfolio to mirror closely the Korean stock market index in order to permit Harvard to effect hedges more readily.

      The Fund's investment objective is, as you know, to seek long-term capital appreciation through investments in Korean securities. The Fund's shareholders bought their shares knowing of the Fund's investment objective. Over the years, the Fund has achieved superior investment performance. The Fund's Manager believes that the closed-end structure has helped the Fund achieve its strong performance record. As a closed-end fund, the Fund has been able to be more fully invested, and has also been able to invest in emerging companies that are not yet in the Korean index and that have



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                                                [Deutsche Asset Management logo]

Harvard Management Company, Inc.
Page 2
February 10, 2004


performed extremely well. Likewise, the ability to overweight stocks that the Manager believes have potential and to underweight stocks that the Manager believes are unpromising is in the interest of all shareholders. In short, our present configuration has helped the Fund to optimize investment returns.

      Before making its decision, the Board considered Harvard's views and other relevant factors. These factors included the Fund's investment objective, the Fund's investment performance and the possible adverse effects certain alternatives would have on portfolio management, on the Fund's expense ratio and on investment results. Actions such as self-tenders for a large percentage of the Fund's shares or repeated sizable self-tenders -- your suggestions -- pose serious risks to shareholders who have bought Fund shares for long-term capital appreciation. Those risks include higher expense ratios, possible adverse effect on the market prices of the Fund's portfolio securities, the need for greater portfolio liquidity, and jeopardy to the Fund's investment results.

      Harvard, as a substantial investor in closed-end funds, is doubtless well aware that there are no easy solutions to the discount to net asset value issue. But how well investors have done with their investment in the Fund is measured not by the discount, but by total return on investment. By that measure, Harvard and other shareholders have benefited from the Fund's strong investment performance under its closed-end structure.

      We believe the Fund's tender offer and the program represent a carefully considered and balanced approach, consistent with the Fund's investment objective and the interests of shareholders. The tender offer affords shareholders the opportunity to realize 95% of net asset value for 10% of their holdings. Should the discount during the measuring periods in the next two years exceed 15% -- a commonly used benchmark --shareholders in both 2005 and 2006 will have the opportunity in each of those years to sell 10% of their shares to the Fund at 95% of net asset value. In that case, the Fund would have repurchased 30% of its stock in three years -- a very substantial step to address the discount.

      At our meeting on December 16, you suggested that further repurchases by the Fund could be subject to a trigger related to the size of the discount. In your letter of December 19 to the Board you advocated an "ongoing program". The Fund's program announced on January 21 is responsive to those suggestions.


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                                                [Deutsche Asset Management logo]

Harvard Management Company, Inc.
Page 3
February 10, 2004


         You may be sure that the Board intends to closely follow the discount and ways to address it, consistent with the best interests of the Fund and its shareholders. The tender offer and ongoing program announced by the Fund on January 21 seek to address the discount without unduly affecting portfolio management and the Fund's ability to deliver investment results to shareholders.

                                    Sincerely,

                                    /s/RICHARD HALE

                                    Richard Hale
                                    Chairman of the Board and President

cc:   Board of Directors


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